UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the Month of August, 2009

Commission File Number 333-152305

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.

6th Floor, Tower B, Corporate Square, 35 Finance Street

Xicheng District, Beijing 100032

People’s Republic of China

(86-10) 8809-1099
(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K iin paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- )

CHINA MASS MEDIA CORP. ANNOUNCES TRANSFER OF LISTING TO NYSE

BEIJING, CHINA, August 24, 2009 — China Mass Media Corp. (NYSE Arca: CMM) (the “Company”), a leading television advertising company in China, today announced that it is in the process of transferring the listing of its American Depositary Shares (the “ADSs”) from NYSE Arca, Inc. to the New York Stock Exchange (the “NYSE”).  The Company has received a letter from the NYSE authorizing the listing of the ADSs and the trading of the ADSs on the NYSE will begin on August 25, 2009 under its current symbol “CMM.”

About China Mass Media Corp.

As a leading television advertising company in China, the Company provides a full range of advertising services, including advertising agency services, creative production services, public service announcement sponsorship services, and other value added services.  The Company currently offers more than 500 minutes of advertising time slots on CCTV Channels 1, 2, 4, E and F.  CCTV is the largest television network in China.  The Company has also been the exclusive advertising agent for the most watched television program in China, Chinese New Year Gala, since the Company’s incorporation.  The Company has produced over 200 advertisements since 2003 and has won a number of prestigious awards in China.

For further information, contact:

China Mass Media Corp.
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com

or

Christensen
Hong Kong: Roger Hu, +852 2117 0861 rhu@ChristensenIR.com	United States: Linda Bergkamp, +1-480-614-3004 lbergkamp@christensenIR.com

CHINA MASS MEDIA INTERNATIONAL ADVERTISING CORP.
(Registrant)

Date:	August 24, 2009	By:	/s/ Shengcheng Wang
			Name:	Shengcheng Wang
			Title:	Chairman and Chief Executive Officer